SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of October, 2015

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Revenue increase in Q3/2015 based on broad foundation / Positive EBITDA in Q3/2015 due to favorable product mix

Herzogenrath/Germany, October 27, 2015 - AIXTRON SE (FSE: AIXA; NASDAQ: AIXG) a leading provider of deposition equipment to the semiconductor industry, today announced financial results for the first nine months and the third quarter 2015.

Q3/2015 revenues improved to EUR 54.6m due to increased scheduled shipments and were 35% up against the previous quarter (Q2/2015: EUR 40.4m). Revenue growth was based on a wide range of different applications such as LEDs, laser, memory chips and power electronics.

For the first time since Q4/2013, EBITDA was positive in the third quarter at EUR 4.1m (Q2/2015: EUR -15.3m). It also improved by 36% year-on-year (9M/2015: EUR -17.6m; 9M/2014: EUR -27.5m). The main reasons are an improved gross margin in Q3 due to a more favorable product mix and lower operational costs, including a payment from a contractual settlement.

As a result of this development, Q3/2015 EBIT also came in positive with EUR 1.5m (Q2/2015: EUR -17.9m; 9M/2015: EUR -25.2m; 9M/2014: EUR -39.4m).

At EUR 0.3m net result was also positive (Q2/2015: EUR -18.1m; 9M/2015: EUR -27.3m; 9M/2014: EUR -43.4m).

Q3/2015 total order intake including spares and service came in at EUR 34.4m, 34% below the previous quarter (Q2/2015: EUR 52.5m). Total equipment order backlog at EUR 72.3m as at September 30, 2015 was 2% up compared with the previous year (September 30, 2014: EUR 70.7m) but 21% down against the previous quarter (June 30, 2015: EUR 91.2m). This backlog figure continues to exclude tools from the order of the major Chinese customer.

Key Financials
(in EUR million)	2015 9M	2014 9M*	+/-	2015 Q3	2015 Q2*	+/-
Revenues	135.3	135.8	0%	54.6	40.4	35%
Gross profit	30.2	29.2*	3%	17.8	3.6	394%
Gross margin	22%	22%	0pp	33%	9%	24pp
Earnings before interest, tax, depreciation and amortization (EBITDA)	-17.6	-27.5	36%	4.1	-15.3	127%
Operating result (EBIT)	-25.2	-39.4	36%	1.5	-17.9	108%
EBIT margin	-19%	-29%	10pp	3%	-44%	47pp
Net result	-27.3	-43.4	37%	0.3	-18.1	102%
Net result margin	-20%	-32%	12pp	1%	-45%	46pp
Net result per share - basic (EUR)	-0.24	-0.39	38%	0.01	-0.17	106%
Net result per share - diluted (EUR)	-0.24	-0.39	38%	0.01	-0.17	106%
Free Cash Flow FCF**	-22.3	-52.9	58%	-10.0	-0.1	n/a
Equipment order intake (incl. spares and services)	135.8	149.4	-9%	34.4	52.5	-34%
Equipment order backlog (end of period)	72.3	70.7	2%	72.3	91.2	-21%

* Restated according to "Additional Disclosures, 1. Accounting Policies" in the Nine Months Group Financial Report 9M/2015
** Operating CF + Investing CF + Changes in Cash Deposits, adjusted for acquisition effects (upfront payments and loan)

Business Development

The global penetration of LED technology in the lighting market continues. Because of the continuing qualification processes of the AIX R6 showerhead tool, the demand for this system type remained subdued. The revenue development in Q3/2015 was based on a wide range of different applications such as LEDs, laser, memory chips and power electronics. Overall, demand in the first nine months 2015 remained relatively slow.

Revenues at EUR 54.6m in Q3/2015 were 35% higher compared to the previous quarter (Q2/2015: EUR 40.4m). On a nine-month basis, 9M/2015 revenues were in line with the previous year (9M/2015: EUR 135.3m; 9M/2014: EUR 135.8m).

Third quarter cost of sales at EUR 36.8m was flat sequentially (Q2/2015: EUR 36.8m) despite higher revenues. On a yearly comparison, cost of sales in 9M/2015 fell slightly by 1% to EUR 105.1m (9M/2014: EUR 106.5m).

This resulted in a Q3/2015 gross profit of EUR 17.8m, significantly improved on a quarterly basis (Q2/2015: EUR 3.6m; 9M/2015: EUR 30.2m; 9M/2014: EUR 29.2m). While the gross margin on an annual basis remained unchanged (9M/2015: 22%; 9M/2014: 22%), it improved by 24 percentage points to 33% in Q3/2015 points due to a better product mix (Q2/2015: 9%). This is in line with the range targeted by AIXTRON.

Mainly due to better cost control and income from a contractual compensation recorded in other operating income, operating costs in Q3/2015 fell to EUR 16.3m sequentially (Q2/2015: EUR 21.5m). On a nine-month comparison, they decreased by 19% to 55.4m (9M/2014: EUR 68.7m).

As a result of the above-mentioned business development, the third quarter 2015 EBIT improved to EUR 1.5m both sequentially and compared to the previous-year period (Q2/2015: EUR -17.9m, 9M/2015: EUR -25.2m; 9M/2014: EUR -39.4m).

The net result for Q3/2015 rose to EUR 0.3m compared to the previous quarter (Q2/2015: EUR -18.1m) and improved by 37% on a nine-months basis (M9/2015: EUR -27.3m; 9M/2014: EUR -43.4m).

AIXTRON's total order intake including spares & service in the third quarter 2015 decreased 34% sequentially to EUR 34.4m (Q2/2015: EUR 52.5m). Compared to the previous-year period total order intake fell by 9% to EUR 135.8m (9M/2014: EUR 149.4m). This development reflects the lower overall market demand in the reporting period as well as the effects from the ongoing qualification processes for the AIX R6.

Free cash flow in Q3/2015 was EUR -10.0m (Q2/2015: EUR -0.1m; 9M/2015: EUR -22.3m; 9M/2014: EUR -52.9m).

Cash and cash equivalents (including bank deposits with a maturity of more than three months) as of September 30, 2015 amounted to EUR 243.5m, EUR 11.9m lower than the end of the previous quarter (June 30, 2015: EUR 255.4m). The difference from free cash flow mainly results from the currency difference of the US$-based cash and cash equivalents. AIXTRON does not have any bank borrowings.

Management Review

"Due to postponed shipments, in particular of the AIX R6 showerhead system, we have recently revised our revenue expectations for the current financial year. However, we work intensively with our customers to push forward and to successfully complete the qualification processes", says Martin Goetzeler, President and CEO of AIXTRON SE.

"We continue to proceed in the strengthening of our product and technology portfolio. In the area of OLEDs, we have received a first order for our encapsulation technology OPTACAP(TM). The test runs of our Gen8 demonstrator for the production of large-area OLEDs are moving forward on schedule and therefore, we anticipate results from customer demonstrations within the coming months. In addition, we were able to score in applications such as LED, laser, telecommunication and power electronics as well as in memory products. The margin improvement resulting from it supports our recently communicated profit expectations for the current financial year. The third quarter also proves that markets in Europe and the U.S. are still of great importance."

Guidance

Based on the results of the first nine months of 2015 and the assessment of AIXTRON's risks and opportunities, Management expects 2015 full year revenues of EUR 190m to 200m, based on the USD/EUR exchange rate of 1.12 as of September 30, 2015. The guidance was revised due to a postponement of shipments to a major Chinese customer which were planned for delivery in 2015. These deliveries are now expected for 2016 depending on the progress of the ongoing milestone based qualification process.

Management reiterates its target to reach EBITDA break-even within the second half of 2015. Year-on-year, EBIT and net result are expected to improve but to remain negative for the full year 2015.

Financial Tables

The 9M/2015 results presentation will be available at http://www.aixtron.com/en/investors/ir-presentation. The consolidated financial statements (statement of financial position, income statement, cash flow statement, statement of changes in equity) relating to this press release are available at http://www.aixtron.com/en/investors/financial-reports/ as part of AIXTRON's quarterly financial report for the first nine months of 2015.

Investor Conference Call

AIXTRON will host a financial analyst and investor conference call on Tuesday, October 27, 2015, 3:00 p.m. CET (7:00 a.m. PDT, 10:00 a.m. EDT) to review the first nine months 2015 results. From 2:45 p.m. CET (6:45 a.m. PDT, 9:45 a.m. EDT) you may dial in to the call at +49 (69) 247501-899 or +1 (212) 444-0297. Please note that Europe has already switched back from Daylight Savings Time to Standard Time resulting in 1 hour less time difference for example compared to the U.S. A conference call audio replay or a transcript of the conference call will be available at http://www.aixtron.com/en/investors/events/conference-call/ following the conference call.

Contact:

Guido Pickert
Investor Relations and Corporate Communications
T: +49 (2407) 9030-444
F: +49 (2407) 9030-445
invest@aixtron.com

For further information on AIXTRON SE (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as "may", "will", "expect", "anticipate", "contemplate", "intend", "plan", "believe", "continue" and "estimate" and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	October 27, 2015	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO